Exhibit 107

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock subject to ELOC	9,500,000 shares	$1.115	$10,592,500
Commitment Shares - Common Stock, $0.001 par value	800,000 shares	$1.115	$892,000
Common Stock underlying Convertible Notes	1,110,000 shares	$1.115	$1,237,650
Common Stock underlying Warrants	4,000,000 shares	$1.584	$6,336,000
Total	15,410,000		$19,058,150	$2,917.80

Note: Registration fees for Common Stock underlying Warrants are calculated at Warrant exercise price of $1.584. All other fees are calculated using average of high and low market prices on Nasdaq for May 22, 2025 pursuant to the methods specified by Rule 457(c). All calculations apply a registration fee rate of $153.10 per $1 million = 0.0001531 × total proposed maximum aggregate offering price.